

November 27, 2013

Via E-mail
David Mullins
Chief Executive Officer
First Xeris Corp.
7329 Featherstone Blvd.
Sarasota, FL 34238

> **Re: First Xeris Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 7, 2013**
> **File No. 333-188061**

Dear Mr. Mullins:

We have reviewed your responses to the comments in our letter dated June 19, 2013 and have the following additional comments.

Outside Front Cover of Prospectus

1. Please revise the reference to the risk factors section here and on page 4 to refer to the correct page.

Prospectus Summary, page 3

2. We note the use of the phrase "Florida friendly elements" here and elsewhere in the prospectus. Please revise to define it when it first appears.

3. We note your response to our prior comment 4. Please reconcile the statement that you "need to raise $39,000 from the capital raise from this offering to complete [y]our business plan," with the statement that "[w]hether [you] raise 100% or 35% of the proceeds from this offering [you] intend to complete [y]our business plan . . ." Please also revise to explain what will happen in the event you do not meet the 35% threshold.

4. Please revise to disclose, here and in the liquidity and capital resources section, your monthly "burn rate," or how much capital you actually expend per month and how long your present capital will last at that rate. Please also disclose the amount of cash on hand as of the most recent practicable date.

5. We note your response to our prior comment 7 and reissue in part. As it appears that your business plan is dependent upon significant additional financing, please revise to disclose this in your prospectus summary.

Risk Factors, page 5

General

6. We note that many of these risk factors discuss the state of your business as of March 31, 2013. Please update here and throughout the prospectus to provide a more current picture of your business and operations.

7. We note your response to our prior comment 11 and the revisions made on page 24. However, we reissue our prior comment as we continue to note that appropriate revisions have not been made to page 5 of the registration statement. In this regard, we note your disclosure which indicates that pursuant to the JOBS Act of 2012, the Company as an emerging growth company has elected not to opt out of such extended transition period for any new or revised accounting standards which may be issued by the PCAOB or the SEC, which means that when a new standard is issued or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, can adopt the standard for the private company. As previously indicated, the JOBS Act does not allow the Company to adopt the standard for private companies but rather permits the Company to use any extended transition period for adoption provided in any new or revised accounting standards issued that have different application dates for public and private companies. Please revise your disclosure on page 5 to clarify that you plan to use any extended transition periods allowed by new or revised accounting standards that have different effective dates for public and private companies, rather than to adopt the standards allowed for private companies.

8. We note your response to our prior comment 16. Please explain why you have removed the risk factor discussing Mr. Mullins' other business obligations and potential conflicts of interest, as it appears they may present a material risk.

Risks Related to Our Business, page 5

We are not currently profitable and may not become profitable, page 6

9. Please revise this risk factor to quantify and disclose your net losses to date.

Interest of Named Experts and Counsel, page 18

10. We note your statement that "Diane J. Harrison, Esq., Attorney and Counselor at Law, 8955 US Highway 301 N., No. 203, Parrish, FL 34219 has passed upon certain legal matters in connection with the validity of the issuance of the shares of common stock." Please reconcile this with the fact that the legality opinion filed as an exhibit to this registration statement is attributed to Angela Collette.

Business Description, page 18

11. We note your statement on page 19 referencing your "planned landscape design software programs." Please expand upon this.

12. Please revise to explain what is meant by the statement that you "intend to gain acceptance via possible articles advertised in the media and networking with possible Florida Friendly that work with developers, homeowners and associations."

13. We note your statement that "virtually all aspects of [y]our business plan are scalable in terms of size, quality, and effectiveness, and the timing of their execution must be concurrent or near concurrent." Please reconcile this with your disclosure that you anticipate an 18 month timeline for financing and developing your business.

14. We note your response to our prior comment 22 and reissue in part. Please substantially revise this section to provide investors with an understanding of what your business will be and how it will generate money. In this regard, please also describe the nature and terms of the agreements you anticipate having with your clients. We note your disclosure that you "do not anticipate having any short or long term agreements for the intended use of consultants." Please revise to disclose what types of arrangements you anticipate having with consultants.

Management's Discussion and Analysis, page 25

Liquidity and Capital Resources, page 27

15. Your current cash on hand as of September 30, 2013 as disclosed in the second and third paragraphs of the Liquidity and Capital Resources section of MD&A on page 27 does not agree to the amount reflected in your September 30, 2013 balance sheet on page F-12 of $4,924. Please reconcile and revise these amounts.

Management, page 30

Business Experience, page 30

16. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Mullins should serve as a director. Refer to Item 401(e) of Regulation S-K.

Committees of the Board of Directors, page 31

17. We note your statement that your sole director is not an "audit committee financial expert" within "the meaning of Item 401(e) of Regulation S-K." As there does not appear to be any such provision in the Item cited, please revise.

Notes to Financial Statements, page F-7

Note 2. Going Concern, page F-7

18. Please reconcile your statement here and on page F-16 that the company "intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources," with the disclosure on page 22 that will require $650,000 in additional financing.

Note 4. Income Taxes, page F-17

19. Please reconcile the disclosure here that "[f]or the six month period ended September 30, 2013, the Company incurred a net loss of $2,052" with the disclosure on page F-14 that the company incurred a net loss of $4,052.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Diane J. Harrison, Esq.